Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Chicago Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   440 S. LaSalle St. Suite 800, Chicago, IL 60605
3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   312-663-2222 (Telephone) 312-663-2231 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John K. Kerin (Name) CEO (Title) 312-663-2021 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   James G. Ongena
   440 S. LaSalle St. Suite 800
   Chicago, IL 60605

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware/USA
   (c) Statute under which applicant was organized: Delaware General Corporate Laws

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/2018 (MM/DD/YY) Chicago Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) John K. Kerin (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month) 2018 (Year) by [signature] (Notary Public)

My Commission expires 10/21/18 County of Cook State of Illinois

OFFICIAL SEAL
RICHARD S SCHULTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/18

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).•A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

CHX | CHICAGO STOCK EXCHANGE

June 29, 2018

VIA ELECTRONIC AND OVERNIGHT MAIL

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, DC 20549

Re: Chicago Stock Exchange - Form 1 Submission

Dear Ms. Marshall:

Enclosed in accordance with Section 6 of the Securities and Exchange Act and Exchange Act Rule 6a-2, please find an original and two copies of Form 1 – Amendment to Application for Registration as a National Securities Exchange submitted by the Chicago Stock Exchange. If you have any questions about the enclosures, please contact me at (312) 663-2332.

Sincerely,

E. Kasparov

Emily Kasparov
Vice President, Associate
General Counsel and
Corporate Secretary

Enclosures

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 1

Amendment to an Application for Registration as a National Securities Exchange

Period Covered: July 1, 2017 to June 30, 2018

Pursuant to Rule 6a-2, Chicago Stock Exchange, Inc. submits the attached materials as an amendment to its application for registration as a national securities exchange. Enclosed are the items, exhibits and certificates in lieu of exhibits listed below:

<u>Form 1 Execution Page</u>

<u>Form 1 Exhibits</u>

Exhibit C
Exhibit D
Exhibit I
Exhibit J
Exhibit K
Exhibit M
Exhibit N

<u>Certificates in Lieu of Exhibits Pursuant to Rule 6a-2, Sections (d)(2) and (d)(3)</u>

Certificate Regarding Certain Information Continuously Available on an Internet Website (Exhibits A, B, C, J, M and N)

Certificate Regarding Certain Unpublished Information (Exhibits J, M and N)

Dated June 29, 2018

CHICAGO STOCK EXCHANGE, INC.

By: ______________________
John K. Kerin

Its: Chief Executive Officer

By: ______________________
James G. Ongena

Its: Executive Vice President and General Counsel

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2019
Estimated average burden hours per response......	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

CHX CHICAGO STOCK EXCHANGE

EXHIBIT C – filed and current as of June 29, 2018

CHX Holdings, Inc.

1. Name and address of organization

   CHX Holdings, Inc.
   440 S. LaSalle Street, Suite 800
   Chicago, IL 60605

2. Form of organization (e.g., associated, corporation, partnership, etc.)

   Corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.

   Organized 1/26/05 under the General Corporation Law of Delaware

4. Brief description of nature and extent of affiliation.

   Applicant is a direct, wholly-owned subsidiary of CHX Holdings, Inc.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transaction in connection with operation of the System.

   CHX Holdings, Inc. does not conduct business operations or maintain assets or liabilities, other than a small checking account for purposes of depositing fees relating to CHX Holdings, Inc. shareholder administration services.

6. A copy of the constitution.

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

7. A copy of the articles of incorporation or associated including all amendments.

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

8. A copy of existing by-laws or corresponding rules or instruments.

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

   Officers – Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Directors – Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Committees - attached

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

    This organization did not cease to be associated with the applicant during the previous year.

Chicago Stock Exchange, Inc.
2018 Committee Roster

Committee Name and Requirements:	Committee Members:	
Executive Committee: Must have at least five members, all of whom must be directors, plus the Chairman of the Board who must be the Chairman of the Executive Committee. A majority of the committee members must be Public Directors.	Charles Rogers (Chair) John Kerin Matthew Lavicka	Kruno Huitzingh Maryann Waryjas Lois Scott
Finance Committee: Must have at least five members, in addition to the Chairman of the Board, all of whom must be Directors.	Mary Lou Giustini (Chair) Chad Bluett John Kerin	Charles Rogers Kruno Huitzingh [Vacancy]
Regulatory Oversight Committee: Must have at least five Public Directors. Up to two Participant Directors may be appointed to serve as non-voting advisors to the Committee. The Chairman of the Board, if he is not also serving as the CEO, must be one of the Public Directors on the committee. The committee and any advisors must be appointed by the Vice Chairman and approved by the Public Directors on the Exchange's Board of Directors. The committee must select its chairman from among the Public Directors on the committee.	Charles Rogers (Chair) Mary Lou Giustini Kruno Huitzingh Maryann Waryjas Lois Scott	
Committee on Exchange Procedure: Must have at least seven members who must be Participants. The chairman must be a member of the Executive Committee.	John Kerin (Chair) Chad Bluett Jon Bloom Scott Freyn	Mike Pelech Ryan Peterson [Vacancy]
Judiciary Committee: *This is an ad hoc committee that is appointed by the CEO to review appeals of disciplinary cases.*		
Compensation Committee:	Kruno Huitzingh (Chair)	

Must consist of the Chairman of the Board, and at least two other Directors. A majority of the committee members must be Public Directors.	Lois Scott Charles Rogers
Audit Committee: Must have at least three members, all of whom must be Directors. The Chairman of the Board must be one of the committee members when he is not also acting as the CEO. A majority of the committee members must be Public Directors. The Chairman of the Committee must be a Public Director.	Lois Scott (Chair) Kruno Huitzingh Mary Lou Giustini Charles Rogers Maryann Waryjas
Participant Advisory Committee: Must have at least five members, all of whom must be Participants.	Chad Bluett (Chair) Jon Bloom Scott Freyn Mike Pelech Ryan Peterson
Nominating and Governance Committee:* Consists of two Public Directors and two STP Participant Directors, one of whom is not a Series A stockholder.	Maryann Waryjas (Chair) Lois Scott Ryan Peterson Matthew Lavicka (Series A)
Listing Committee:	Mary Lou Giustini (Chair) Ryan Peterson Kruno Huitzingh Charles Rogers

*The Nominating and Governance Committee is appointed by the Board of Directors.

CHX Holdings, Inc.
2018 Committee Roster

Committee Name and Requirements:	Committee Members:	
Executive Committee:	Matthew Frymier (Chair) Kruno Huitzingh John Kerin	Matthew Lavicka Charles Rogers Maryann Waryjas Lois A. Scott
Finance Committee:	Mary Lou Giustini (Chair) Anthony Saliba Matthew Frymier Chad Bluett	John Kerin Charles Rogers Kruno Huitzingh
Compensation Committee:	Kruno Huitzingh (Chair) Matthew Frymier Lois Scott	Charles Rogers Anthony Saliba
Audit Committee:	Lois Scott (Chair) Kruno Huitzingh Matthew Frymier Mary Lou Giustini	Charles Rogers Anthony Saliba Maryann Waryjas
Nominating and Governance Committee:* Consists of six directors.	Maryann Waryjas (Chair) Lois Scott Ryan Peterson	Kruno Huitzingh Matthew Lavicka Mary Lou Giustini

*The Nominating and Governance Committee is appointed by the Board of Directors.

EXHIBIT D – filed and current as of June 29, 2018

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Financial statements attached:

- **Chicago Stock Exchange, Inc.**
- **CHX Holdings, Inc.**
- **CHXBD, LLC**

CHX Holdings, Inc.

Unaudited Parent Only Financial Statements
Year Ended December 31, 2017

The report accompanying these financial statements was issued by

BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

CHX Holdings, Inc.

Unaudited Parent Only Financial Statements

Year Ended December 31, 2017

CHX Holdings, Inc.

Contents

Unaudited Financial Statements

Unaudited Financial Statements

CHX Holdings, Inc.

Balance Sheet

December 31,		2017
Assets		
Cash and cash equivalents	$	3,819,000
Accounts receivable		150,000
Prepaid expenses		9,000
Receivables from subsidiary		14,131,000
Total Assets	$	18,109,000
Liabilities and Shareholders' Equity		
Termination fee advance	$	500,000
Other current liabilities		19,000
Investment in and losses of subsidiaries		15,506,000
Total Liabilities		16,025,000
Shareholders' Equity		
Preferred stock, $0.01 par value – 25,000 shares authorized:		
Series A – 3,563 shares authorized and 2,250 shares of Series A convertible stock, convertible into 225,000 shares of common stock, issued and outstanding; aggregate liquidation preference of $20 million		18,328,000
Series B – 1,500 shares authorized and 144.19 shares of Series B convertible stock, convertible into 14,419 shares of common stock, issued and outstanding		-
Common stock, $0.01 par value – 900,000 shares authorized; 450,000 shares issued and outstanding		5,000
Additional paid-in capital		24,401,000
Accumulated deficit		(40,650,000)
Total Shareholders' Equity		2,084,000
Total Liabilities and Shareholders' Equity	$	18,109,000

See accompanying notes to financial statements.

CHX Holdings, Inc.

Statement of Operations

Year ended December 31,		2017
Revenues	$	-
Total revenues		-
Expenses		
General and administrative		49,000
Transaction costs		7,000
Total expenses		56,000
Loss from operations		(56,000)
Merger agreement extension fee		400,000
Income before income taxes		344,000
Income tax expense		283,000
Net Income	$	61,000

See accompanying notes to financial statements.

CHX Holdings, Inc.

Statement of Shareholders' Equity

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2017	2,250	$ 18,328,000	144	$ -	450,000	$ 5,000	$ 24,118,000	$ (41,009,000)	$ 1,442,000
Net income	-	-	-	-	-	-	-	61,000	61,000
Gain on investment in subsidiaries	-	-	-	-	-	-	-	298,000	298,000
Capital contribution - Use of subsidiary tax attributes	-	-	-	-	-	-	283,000	-	283,000
Balance, December 31, 2017	2,250	$ 18,328,000	144	$ -	450,000	$ 5,000	$ 24,401,000	$ (40,650,000)	$ 2,084,000

See accompanying notes to financial statements.

CHX Holdings, Inc.

Statement of Cash Flows

Year ended December 31,		2017
Cash Flows From Operating Activities		
Net income	$	61,000
Adjustment to reconcile net income to net cash provided by operating activities:		
Non-cash capital contribution - Use of subsidiary tax attributes		283,000
Changes in:		
Accounts receivable		(150,000)
Prepaid expenses		(8,000)
Receivable from subsidiary		91,000
Termination fee advance		500,000
Other current liabilities		9,000
Net cash provided by operating activities		786,000
Cash Flows From Investing Activities		
Loss in investment in subsidiaries		(30,000)
Net cash used in investing activities		(30,000)
Net Increase in Cash and Cash Equivalents		756,000
Cash and Cash Equivalents, at beginning of year		3,063,000
Cash and Cash Equivalents, at end of year	$	3,819,000
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for income taxes	$	45,000
Cash paid during the year for interest	$	-

See accompanying notes to financial statements.

1. Description of Business

CHX Holdings, Inc. ("CHX Holdings") is a for-profit, Delaware stock corporation. CHX Holdings owns 100% of Chicago Stock Exchange, Inc. ("CHX") and CHXBD, LLC ("CHXBD"). CHX is an equity exchange in the United States of America. CHXBD, a Delaware limited liability corporation, is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. CHXBD began executing securities transactions in June 2015.

In July 2006, CHX Holdings entered into a strategic transaction in connection with the investment by Banc of America Strategic Investments Corporation; Bear REX, Inc., an affiliate of Bear, Stearns & Co., Inc., which was subsequently acquired by JPMorganChase, Inc.; E*Trade Capital Markets Execution Services, LLC; and The Goldman Sachs Group, Inc. (collectively, the "Investors"). The transaction involved the issuance of 2,250 shares of Series A Convertible Preferred Stock, $0.01 par value per share (Series A Convertible Preferred Stock). These securities are further discussed in Note 4.

This report represents the unaudited accounts of CHX Holdings, the parent company.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Federal Deposit Insurance Corporation provides insurance coverage in the amount of $250,000 per deposit at each financial institution and the Company's non-interest-bearing cash balances may exceed federally insured limits. At December 31, 2017, the balance in cash and cash equivalents consisted entirely of cash.

Income Taxes

CHX Holdings files consolidated tax returns with its wholly owned subsidiaries. The provision for income taxes is calculated as if CHX Holdings completed a separate tax return apart from its subsidiaries, although the operations were included in CHX Holdings consolidated U.S. federal and state income tax returns. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using current tax rates. Tax attributes utilized by CHX Holdings are treated as transactions between CHX Holdings and CHX.

Income tax expense is calculated under the liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities and are measured at the tax rates that will be in effect when these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized against future taxable income.

In July 2006, the Financial Accounting Standards Board ("FASB") issued certain provisions of Accounting Standards Codification ("ASC") 740, "*Income Taxes,*" related to accounting for uncertainty in income taxes. ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. CHX Holdings records interest and penalties on uncertain tax positions as income tax expense. CHX Holdings had no such interest or penalties expense in 2017.

Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts realized may differ from those estimates.

3. Receivables from Subsidiary

Receivables from subsidiary consist of funds paid on behalf of or advanced to CHX for operating expenses. Such transactions are recorded as intercompany receivables and no interest is charged on the balances. There is no specific due date for these receivables and settlement of such receivables has not been demanded by CHX Holdings. CHX Holdings has no intention of demanding settlement of such receivables within the next year.

4. Shareholders' Equity

Preferred Stock

CHX Holdings has authorized 25,000 shares of $0.01 par value preferred stock.

Series A

In July 2006, as part of a strategic transaction, 3,563 shares of preferred stock were designated Series A Convertible Preferred Stock. Each share is convertible into 100 shares of common stock. In July 2006, CHX Holdings issued 2,250 shares of Series A Convertible Preferred Stock to certain investors.

The Certificate of Designations sets forth the privileges and restrictions of the Series A Convertible Preferred Stock. In the event of any merger, consolidation, sale, lease, transfer, exclusive license, or other disposition of substantially all the assets of the corporation or a dissolution or winding up of the corporation, whether voluntary or involuntary (a "Deemed Liquidation Event"), as defined in the Certificate of Designations, the holders of the Series A Convertible Preferred Stock are entitled to either (i) be paid out of the assets of the Company available for distribution to its shareholders and before any payment shall be made to holders of junior securities, an amount per share equal to the Series A Convertible Preferred Stock original issue price of $8,888.89 plus dividends declared but not paid or (ii) convert their Series A Convertible Preferred Stock into common stock and participate in the distribution of assets on a pro rata basis with the holders of common stock. During 2017, no dividends were declared or paid on the Series A Convertible Preferred Stock.

Series B

In October 2007, the Board of Directors (the "Board") of CHX Holdings, as part of the CHX Holdings Long-Term Incentive Plan ("LTIP"), authorized the designation of 1,500 shares of preferred stock as Series B Convertible Preferred Stock. An aggregate of 1,050 shares are available for awards under the plan, which may have been granted in the form of nonqualified stock options, restricted stock, restricted stock units, and bonus stock. Awards may have vested based on continued service, satisfaction of performance goals, or both service and performance. The Series B Convertible Preferred Stock was designed to act as a common stock equivalent. Each share may have been converted into 100 shares of common stock by a majority vote of the Board. The Compensation Committee of the Board has selected eligible persons to receive awards and determine the form, amount and timing of each award and all other terms and conditions of each award, including the number of shares subject to the award and the vesting period and applicable performance goals. Upon a change in control of CHX, the Board, in its discretion, may (i) cause some or all outstanding awards to become fully vested and/or exercisable; (ii) cause outstanding awards to be converted into awards relating to the stock of CHX resulting from the transaction (or CHX Holdings), with or without accelerated vesting; or (iii) cause all outstanding awards, with or without accelerated vesting, to be canceled in exchange for a cash payment equal to, in the case of an option, the intrinsic value, at the time of the change in control or, in the case of a restricted stock or restricted stock unit award, the value of the award at the time of the change in control. Termination of the plan shall not affect the terms or conditions of any award prior to such terminations. The plan expired in October 2017, ten years after its effective date.

In April 2008, CHX Holdings granted an aggregate of 351.61 shares of restricted Series B Convertible Preferred Stock under the LTIP. One-third of the restricted shares could have vested on each of December 31, 2010, 2009, and 2008, provided the restricted shareholder remained continuously employed through the applicable vesting date and that CHX Holdings met certain cash thresholds. The cash thresholds were not attained and, pursuant to the LTIP, the vesting was deferred until such thresholds are met or, until a change in control as defined in the LTIP. Due to employee changes, 144.19 shares of Series B Convertible Preferred stock remain issued and outstanding as of December 31, 2017, and none of the shares were vested. During 2017, no dividends were declared or paid on the Series B Convertible Preferred Stock.

Common Stock

CHX Holdings common stock is a restricted security under the Securities Act of 1933 and is subject to specific ownership, voting and transfer restrictions. Subject to applicable limitations under Delaware law, and the protective provisions of the holders of Series A Convertible Preferred Stock, holders of CHX Holdings common stock are entitled to receive such dividends or other distributions as may be declared by the Board out of funds legally available for those purposes. During 2017, no dividends were declared or paid on the common stock.

5. Contingencies

From time to time, CHX Holdings may be involved in litigation that is incidental to its business. While the ultimate outcome of any litigation is uncertain, in the opinion of management, based upon consultations with counsel and information available, management is not aware of any ongoing litigation that would have a material adverse effect on the financial position or results of operations of CHX Holdings.

6. Income Taxes

At December 31, 2017, CHX Holdings had $283,000 and $0 of current and deferred tax expense, respectively. CHX Holdings had a net deferred tax asset at December 31, 2017 in the amount of $143,000. The deferred net asset was generated by the termination fee. The provision for taxes differs from the 34% statutory rate as a result of non-deductible items, federal tax rate change, and change in valuation allowance.

CHX Holdings believes that it is more-likely-than-not that as of December 31, 2017, all of the net deferred tax assets will not be recognized and will not provide a financial statement benefit in the future. Based upon consideration of CHX Holdings' history of operating losses and the uncertainty of overall profitability in the future, management believes that the valuation allowance of $143,000 at December 31, 2017 was sufficient to reduce the net deferred tax asset to $0.

CHX Holdings' 2005, 2006 and 2015 consolidated federal tax returns were examined by the Internal Revenue Service ("IRS") with no adjustments to taxable income. CHX's 2004 federal tax return and CHX Holdings' 2007 through 2014, 2016, and 2017 consolidated federal tax returns have not been examined by the IRS.

CHX's 2004 Illinois tax return and CHX Holdings' 2005, 2007, and 2008 consolidated Illinois tax returns were examined by the State of Illinois with no adjustments to taxable income. CHX's 2003 Illinois tax return and CHX Holdings' 2006 and 2009 through 2017 consolidated Illinois tax returns have not been examined by the State of Illinois.

CHX's 2008, 2009, and 2010 tax returns were examined by the State of New York with no adjustments to taxable income. CHX's 2003 through 2007 and 2011 through 2017 New York tax returns have not been examined by the State of New York.

At December 31, 2017, CHX Holdings and CHX had no pending federal or state income tax audits.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act includes a number of changes to existing U.S. tax laws that impact the company, most notably a reduction of the U.S. corporate income tax rate from 34% to 21% for tax years effective January 1, 2018. The Tax Act also provides for a limitation on the business interest expense deduction, which is equal to 30% of adjusted taxable income for tax years beginning after 2017. Additionally, in December 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), which addresses how a company recognizes provisional amounts when a company does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effect of the changes in the Tax Act. The measurement period, as defined in SAB 118, ends when a company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year. During the measurement period, provisional amounts may also be adjusted for the effects, if any, of interpretative guidance issued after December 31, 2017, by U.S. regulatory and standard-setting bodies.

Based on the provisions of the Tax Act, the Exchange re-measured its U.S. deferred tax assets and liabilities and adjusted its deferred tax balances to reflect the lower U.S. corporate income tax rate at December 31, 2017. The Exchange recorded provisional amounts for the re-measurement of the Exchange's U.S. deferred tax assets and liabilities at the lower enacted U.S. corporate tax rate resulted in a deferred income tax expense of $59,000 which was fully offset with a valuation allowance. As the Exchange completes its analysis of the Tax Act, collect and prepare necessary data, and interpret any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, we may make adjustments to the provision amounts. Those adjustments may materially impact our provision for income taxes in the period in which the adjustments are made.

7. Investments in and Losses of Subsidiaries

The investment in and losses of subsidiaries consist of the initial investments in CHX and CHXBD adjusted for any subsequent investments, and accumulated gains and losses recorded at each subsidiary.

8. Merger Agreement

In February 2016, North America Casin Holdings, Inc. ("NA Casin"), Exchange Acquisition Corporation, a wholly owned subsidiary of NA Casin, and Chongqing Casin Enterprise Group Co., Ltd. entered into a merger agreement dated February 4, 2016 with CHX Holdings to purchase 100% of the outstanding shares of CHX Holdings.

In February 2017, CHX Holdings, NA Casin, Chongqing Casin Enterprise Group Co., Ltd. and Richard G. Pane as the representative of the holders of the shares of CHX Holdings amended its merger agreement dated February 4, 2016. The amendment provided for an extension of the term of the merger agreement from February 28, 2017 to August 31, 2017.

The amendment also provided for a change in the termination fee if the merger is not approved by the SEC. A termination fee would be payable to CHX Holdings in the following amount: (i) if such termination occurred on or prior to March 31, 2017, $500,000; (ii) if such termination occurred after March 31 and on or prior to June 30, 2017, $750,000; and (iii) if such termination occurred after June 30, 2017, $1,000,000.

The amendment further provided for NA Casin to reimburse CHX Holdings for all legal fees and expenses invoiced to or paid by CHX Holdings after December 1, 2016, with an overall maximum reimbursement of $300,000.

In August 2017, CHX Holdings, NA Casin, Exchange Acquisition Corporation, a wholly owned subsidiary of NA Casin, Chongqing Casin Enterprise Group Co., Ltd. and Richard G. Pane as the representative of the holders of the shares of CHX Holdings entered into a second amendment to the merger agreement dated February 4, 2016, as amended on February 3, 2017. The amendment provided for an extension of the term of the merger agreement from August 31, 2017 to February 28, 2018.

The second amendment also provided for NA Casin to reimburse CHX Holdings for all legal fees and expenses invoiced to or paid by CHX Holdings after September 1, 2017, with an overall maximum reimbursement of $50,000 per month.

The second amendment further provided for (A) a one-time $500,000 nonrefundable cash payment to CHX Holdings in consideration for the Extension ("Extension Fee" or "Termination Fee Advance"), provided that the Extension Fee will be held for the benefit of CHX Holdings stockholders and will be distributed to the stockholders upon closing or retained by CHX Holdings if the merger is not consummated; (B) a $1,000,000 termination fee, reduced by the amount of the Extension Fee, if the merger is not consummated on or before February 28, 2018; and (C) a monthly nonrefundable cash payment to CHX Holdings of $100,000 per month commencing on September 1, 2017 and for each month thereafter that the Agreement remained in effect until the earlier of the closing or the termination of the Agreement.

9. Subsequent Events

CHX Holdings has evaluated all subsequent events requiring recognition and disclosure in the financial statements through June 28, 2018, the date the financial statements were available for issuance.

In February 2018, the SEC issued a disapproval order rejecting the acquisition of CHX Holdings by NA Casin and as a result, CHX Holdings and NA Casin mutually agreed to terminate the merger agreement. In 2018, in accordance with the second amendment to the merger agreement, CHX Holdings received $500,000 for the remaining termination fee; $300,000 for extension fees and $150,000 for legal fees for the period December 2017 through February 2018.

On April 4, 2018, CHX Holdings entered into a definitive agreement to be acquired by Intercontinental Exchange, Inc. ("ICE"). ICE will acquire all of the outstanding capital stock of CHX Holdings. The board of directors of CHX Holdings has approved the transaction which is subject to regulatory approvals.

CHXBD, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69228

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHXBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Brzezinski (312) 663-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 North Michigan Avenue (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald Brzezinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHXBD, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations and Principal

Title

Signed and Sworn to Before me on the 28th Day of February, 2018

Notary Public

OFFICIAL SEAL
RICHARD S SCHULTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHXBD, LLC
Table of Contents
December 31, 2017

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member and the board of directors of CHXBD, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CHXBD, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information contained in pages 10-13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2018

BAKER TILLY
INTERNATIONAL

CHXBD, LLC
Statement of Financial Condition
December 31, 2017

		December 31, 2017
ASSETS		
Cash and cash equivalents	$	60,220
Receivable from clearing organization		120,000
Receivable from FINRA		9,775
Prepaid expenses		2,055
Total Assets	$	192,050
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	21,374
Total Liabilities		21,374
Member's Equity		170,676
Total Liabilities and Member's Equity	$	192,050

See notes to financial statements.

CHXBD, LLC
Statement of Operations
Year ended December 31, 2017

Revenues	
Transaction fees	$ 1,999
Total revenues	1,999
Expenses	
Execution fees	66,384
Professional and other outside services	26,507
General and administrative	15,882
Communication maintenance	7,519
Total expenses	116,292
Net loss	$ (114,293)

See notes to financial statements.

CHXBD, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2017

	Total Member's Equity
Balance, January 1, 2017	$ 254,969
Capital contributions	30,000
Net loss	(114,293)
Balance, December 31, 2017	$ 170,676

See notes to financial statements.

CHXBD, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net loss	$ (114,293)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Receivable from clearing organization	(8,492)
Receivable from FINRA	1,123
Prepaid expenses	(732)
Accrued liabilities	(804)
Net cash used in operating activities	(123,198)
Cash flows from financing activities	
Proceeds from capital contributions	30,000
Net decrease in cash and cash equivalents	(93,198)
Cash, at beginning of year	153,418
Cash, at end of year	$ 60,220

See notes to financial statements.

1. Organization

CHXBD, LLC, (the "Company") or ("CHXBD"), a Delaware limited liability company, was formed on June 20, 2012. The Company is a wholly-owned subsidiary of CHX Holdings, Inc. ("CHXH"). The Company is a registered broker-dealer with the Securities and Exchange Commission and Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below:

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. At December 31, 2017, the balance in cash and cash equivalents consisted entirely of cash.

Receivable from Clearing Organization — Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Revenue Recognition — Transaction fee revenue is generated by providing order routing services to its affiliate the Chicago Stock Exchange, Inc. (CHX), a wholly-owned subsidiary of CHXH. The transaction fee revenue is earned on the routing of executed orders and recorded on the trade date.

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application.

2. Summary of Significant Accounting Policies (continued)

The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

Income Taxes — As a limited liability company with a single member, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. All income and expense of the Company is reported on the tax returns of the Company's sole member. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with that standard, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely than not threshold. Therefore, no tax provision, including any interest and penalties, has been recorded as of December 31, 2017.

The 2015 federal tax return of the parent company and sole member, CHXH, was examined by the Internal Revenue Service ("IRS") with no adjustment to taxable income. Income tax returns filed by CHXH for the years ended December 31, 2013, 2014, 2016, and 2017 are subject to examination by the IRS.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts realized may differ from those estimates.

3. Related-Party Transaction

The Company has entered into an expense sharing agreement with CHXH and CHX. The agreement, among other things, provides for CHX to pay for certain expenses such as, but not limited to salaries, rent, telephone, copy services, etc. on behalf of the Company. The agreement also states that the Company has no obligation, legally or otherwise, to the vendors for such costs as described in the agreement and furthermore, that the Company has no obligation, direct or indirect, to reimburse or otherwise compensate CHX or CHXH for such costs. Such expenses are excluded from the Company's financial statements and totaled $85,349 for the year ended December 31, 2017.

CHXBD incurs SRO and trading permit fees which are payable to CHX. During 2017, CHXBD recorded SRO and trading permit fee expense in the amounts of $7,200 and $7,200, respectively, which are included in general and administrative expense within the statement of operations.

3. **Related-Party Transaction** (continued)

Included in accrued expenses within the statement of financial condition is $2,331 payable to CHX, which is the net of $1,200 for SRO and trading permit fees, $1,204 of invoices paid by CHX on behalf of the Company to various vendors, and $73 of transaction fees due from CHX.

4. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 2% of "aggregate debt items" arising from customer transactions, as defined.

At December 31, 2017, the Company had net capital and net capital requirements of $168,621 and $5,000, respectively.

5. Commitments

The Company terminated an agreement with its clearing broker Convergex in February 2017, that required a minimum monthly fee of $8,333 for clearing and execution services. CHXBD, in accordance with the agreement, incurred $16,666 of such fees in 2017 which are included in execution fees within the statement of operations.

On September 30, 2016, the Company entered into a new clearing agreement with Alternet Securities Inc. ("ITG"), which requires a minimum monthly fee of $5,000 commencing with the start of clearing activities in February 2017. CHXBD, in accordance with the agreement, incurred $50,000 of such fees in 2017 which are included in execution fees within the statement of operations.

6. Subsequent Events

The Company has evaluated events and transactions through February 27, 2018 the date the financial statements were issued. Management has determined that there were no material events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

CHXBD, LLC
Supplementary Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

Computation of Net Capital

	2017
Total Member's Equity	$ 170,676
Deductions And/Or Charges	
Non-Allowable assets:	
Prepaid expenses	2,055
Net Capital	$ 168,621

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	
Accrued expenses	$ 21,374
Total Aggregate Indebtedness	$ 21,374

CHXBD, LLC
Supplementary Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

Computation of Basic Net Capital Requirement

	2017
Minimum Net Capital Required	$ 5,000
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$163,621
Net Capital Less Greater of 10% of Total Aggregate indebtedness or 120% of Minimum Dollar Net Capital Required	$162,621
Ratio: Aggregate Indebtedness to Net Capital	.13 to 1

There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

CHXBD, LLC
Supplementary Information
Schedule II – Computation for the Determination of Revenue Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Supplementary Information
Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Chicago, Illinois

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2017

CHXBD, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
United States of America

T +1 612 876 4500
F +1 612 238 8900

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member and board of directors of
CHXBD, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CHXBD, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which CHXBD, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) CHXBD, LLC stated that CHXBD, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception. CHXBD, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CHXBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2018

CHXBD LLC

Albert J. Kim
Direct Dial: (312) 663-2484
Fax: (312) 663-2231
Email: akim@chx.com

January 19, 2018

By UPS

SEC Headquarters
Mail Stop 8031
Rule 15c3-3 Exemption
100 F Street, NE
Washington, DC 20549

Re: Exemption from SEA Rule 15c3-3 for CHXBD, LLC

To Whom It May Concern:

CHXBD, LLC ("CHXBD") claims exemption from SEA Rule 15c3-3, pursuant to paragraph (k)(2)(ii) thereunder, for the period of January 1, 2017 through December 31, 2017, because CHXBD does not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states as follows:

> The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

CHXBD met the exemption provisions of paragraph (k)(2)(ii) under SEA Rule 15c3-3 for the period of January 1, 2017 through December 31, 2017, without exception.

If you have any questions or concerns, please feel free to contact me at your convenience.

Sincerely,

Ronald Brzezinski
Financial and Operations Principal

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8****960*****************ALL FOR AADC 606
69228 FINRA DEC
CHXBD LLC
440 S LA SALLE ST STE 800
CHICAGO, IL 60605-1028

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ronald Brzezinski
(312) 663-2660

2. A.	General Assessment (item 2e from page 2)	$ 3
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/17 Date Paid	(2)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHXBD, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of February, 2018.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1999
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1999
2e. General Assessment @ .0015	$ 3

(to page 1, line 2.A.)

CHX | CHICAGO STOCK EXCHANGE

EXHIBIT I – filed and current as of June 29, 2018

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Audited Financial Statements of Chicago Stock Exchange, Inc. attached.

Chicago Stock Exchange, Inc.

Financial Statements
Year Ended December 31, 2017

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.

Chicago Stock Exchange, Inc.

Financial Statements
Year Ended December 31, 2017

Chicago Stock Exchange, Inc.

Contents

BDO

Tel: 312-856-9100
Fax: 312-856-1379
www.bdo.com

330 N. Wabash Avenue, Suite 3200
Chicago, IL 60611

Independent Auditor's Report

Board of Directors
Chicago Stock Exchange, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of the Chicago Stock Exchange, Inc. ("CHX"), which comprise the balance sheet as of December 31, 2017 and the related statements of operations and comprehensive income, shareholder's deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to CHX's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CHX's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Chicago Stock Exchange, Inc. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Chicago, Illinois
June 28, 2018

Financial Statements

Chicago Stock Exchange, Inc.

Balance Sheet

December 31,		2017
Assets		
Current Assets		
Cash and cash equivalents	$	4,959,000
Accounts receivable – net		3,729,000
Prepaid expenses		740,000
Other current assets		35,000
Due from affiliate		2,000
Total Current Assets		9,465,000
Noncurrent Assets		
Equipment, leasehold improvements, software and other capitalized costs – net		3,026,000
Notes receivable		790,000
Prepaid expenses		65,000
Total Noncurrent Assets		3,881,000
Total Assets	$	13,346,000

Chicago Stock Exchange, Inc.

Balance Sheet

December 31,		2017
Liabilities and Shareholder's Deficit		
Current Liabilities		
Section 31 fees payable	$	5,095,000
Other current liabilities		2,038,000
Total Current Liabilities		7,133,000
Noncurrent Liabilities		
Due to parent company		14,131,000
Note payable - net of note principal reduction of $2,000,000		4,000,000
Nonqualified pension plan		2,388,000
Other noncurrent liabilities		1,351,000
Total Noncurrent Liabilities		21,870,000
Total Liabilities		29,003,000
Shareholder's Deficit		
Common stock, $0.01 par value – 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		6,924,000
Accumulated deficit		(21,862,000)
Accumulated other comprehensive loss		(719,000)
Total Shareholder's Deficit		(15,657,000)
Total Liabilities and Shareholder's Deficit	$	13,346,000

See accompanying notes to financial statements and independent auditor's report.

Chicago Stock Exchange, Inc.

Statement of Operations and Comprehensive Income

Year ended December 31,		2017
Revenues		
Transaction fees – net of institutional broker credits of $619,000	$	12,781,000
Participant services and fees		3,150,000
Market data fees - net of participant rebates of $907,000		1,995,000
Trading permit fees		582,000
Listing fees		192,000
Interest		10,000
Total revenues		18,710,000
Expenses		
Employee compensation and benefits		11,338,000
Professional and other outside services		2,628,000
Communications, equipment and related costs		1,404,000
Depreciation and amortization		973,000
General and administrative		970,000
Facilities rent, maintenance and utilities		733,000
Interest expense		204,000
Total expenses		18,250,000
Income before income taxes		460,000
Income tax benefit		(29,000)
Net Income		489,000
Minimum Pension Liability		(57,000)
Comprehensive Income	$	432,000

See accompanying notes to financial statements and independent auditor's report.

Chicago Stock Exchange, Inc.

Statement of Shareholder's Deficit

	Common Stock										
	Shares		Amount		Additional Paid-In Capital		Accumulated Deficit		Accumulated Other Comprehensive Loss		Total Shareholder's Deficit
Balance, January 1, 2017	1,000	$	-	$	6,924,000	$	(22,351,000)	$	(662,000)	$	(16,089,000)
Net income	-		-		-		489,000		-		489,000
Minimum pension liability	-		-		-		-		(57,000)		(57,000)
Balance, December 31, 2017	1,000	$	-	$	6,924,000	$	(21,862,000)	$	(719,000)	$	(15,657,000)

See accompanying notes to financial statements and independent auditor's report.

Chicago Stock Exchange, Inc.

Statement of Cash Flows

Year ended December 31,		2017
Cash Flows From Operating Activities		
Net income	$	489,000
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		973,000
Non-cash note principal reduction		(533,000)
Changes in:		
Accounts receivable – net		(416,000)
Prepaid expenses		(284,000)
Other current assets		(6,000)
Due from affiliate		(1,000)
Noncurrent prepaid expenses		15,000
Section 31 fees payable		285,000
Other current liabilities		(307,000)
Due to parent company		(91,000)
Nonqualified pension plan		(83,000)
Other noncurrent liabilities		(134,000)
Net cash used in operating activities		(93,000)
Cash Flows From Investing Activities		
Capital expenditures		(769,000)
Issuance of notes receivable		(790,000)
Net cash used in investing activities		(1,559,000)
Net Decrease in Cash and Cash Equivalents		(1,652,000)
Cash and Cash Equivalents, at beginning of year		6,611,000
Cash and Cash Equivalents, at end of year	$	4,959,000
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for income taxes	$	1,000
Cash paid during the year for interest	$	206,000

See accompanying notes to financial statements and independent auditor's report.

1. Description of Business

The Chicago Stock Exchange, Inc. ("CHX" or the "Exchange") is an equity exchange in the United States of America. CHX is a wholly owned subsidiary of CHX Holdings, Inc. ("Holdings" or "Parent"), a for-profit, Delaware corporation.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Federal Deposit Insurance Corporation provides insurance coverage in the amount of $250,000 per deposit at each financial institution and CHX's non-interest-bearing cash balances may exceed federally insured limits. At December 31, 2017, the balance in cash and cash equivalents consisted entirely of cash.

Depreciation and Amortization

Depreciation is provided on the straight-line method over useful lives of generally three years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the life of the asset or the term of the lease. Capitalized labor costs are amortized using a straight-line method typically over five years, consistent with the life of the underlying asset (primarily internally-developed software).

Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If such review indicates that the carrying amount of a long-lived asset is not fully recoverable, the carrying amount is reduced to the estimated recoverable value. No impairment charges were recorded in the year ended December 31, 2017.

Income Taxes

CHX's Parent files consolidated tax returns with its wholly owned subsidiaries. The provision for income taxes is calculated as if CHX completed a separate tax return apart from its Parent, although the operations were included in the Parent's consolidated U.S. federal and state income tax returns. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using current tax rates. Tax attributes utilized by the Parent are treated as transactions between CHX and the Parent.

Income tax expense is calculated under the liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities and are measured at the tax rates that will be in effect when these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized against future taxable income.

In July 2006, the Financial Accounting Standards Board ("FASB") issued certain provisions of Accounting Standards Codification ("ASC") 740, *"Income Taxes,"* related to accounting for uncertainty in income taxes. ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. CHX records interest and penalties on uncertain tax positions as income tax expense. CHX had no such interest or penalties expense in 2017.

Revenue Recognition

Transaction fees are imposed on certain trades and clearing activity executed by CHX institutional brokers and are recorded as of the trade date. Institutional brokers may earn a monthly transaction fee credit based upon a formula that incorporates the total number of shares executed on CHX by the broker for which CHX received a transaction fee. Institutional brokers may earn a monthly clearing fee credit based on a formula that incorporates the total number of shares cleared through CHX by the broker for which CHX received a clearing fee. *Liquidity fees and rebates* are imposed on trades executed in the CHX matching system. Fees are charged if liquidity is taken from the matching system and rebates, in certain circumstances, are credited if liquidity is provided to the matching system. Such fees and rebates are included in transaction fees in the Statement of Operations and Comprehensive Income. *Participant services and fees* consist principally of connectivity fees, SRO fees, trading space rent and other fees. Such fees are recognized over the period the fees are earned. *Market data fees* are earned on the sale of market transaction information and are derived from market share data. Market data fees are recorded on an accrual basis when earned. Participants may earn quarterly market data rebates in proportion to the participant's quoting of displayed orders in Tape A, B and C securities and in proportion to the participant's trading in Tape A, B, and C securities. *Trading permit fees* are recognized on an accrual basis when earned. *Listing fees* represent fees charged to security issuers for listing on CHX and are recognized ratably over the year for maintenance listings and, as incurred, for additional listings.

Due to Parent Company

Due to parent company consists of funds paid by Holdings on behalf of or advanced to CHX for operating expenses. Such transactions are recorded as intercompany payables and no interest is charged on the balances. There is no specific due date for theses payables and settlement of such payables has not been demanded by Holdings. Holdings has no intention of demanding settlement of such payables within the next year.

Concentration of Transaction Fees Revenue

Certain CHX customers have business relationships with CHX institutional brokers and, as a result, send orders to such brokers for execution. CHX has a small number of institutional broker firms that transact such business. Two firms (one with representation on our board) were responsible for the generation of approximately 80% of total gross transaction fees in 2017. If either of those firms was to sever their relationship with CHX and the related transactions were not executed by the remaining CHX brokers, CHX would be exposed to a significant amount of risk from the loss of such revenue. That risk is mitigated somewhat by the ability of other CHX institutional broker firms to compete for the activity generated by the originator of such orders.

Estimates

The preparation of the financial statements in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts in the financial statements. Actual amounts realized may differ from those estimates.

3. Accounts Receivable - net

Accounts receivable – net consisted of the following:

December 31,		2017
Accounts receivable	$	3,001,000
Market data fees receivable		699,000
Other receivables		32,000
Subtotal		3,732,000
Less allowance		(3,000)
Total	**$**	**3,729,000**

4. Equipment, Leasehold Improvements, Software, and Other Capitalized Costs

Equipment, leasehold improvements, software, and other capitalized costs consisted of the following:

December 31,		2017
Leasehold improvements	$	2,824,000
Equipment and office furnishings		2,363,000
Software and other capitalized costs		1,427,000
Subtotal		6,614,000
Less accumulated depreciation and amortization		(3,588,000)
Total	**$**	**3,026,000**

Software and other capitalized costs include purchased computer software, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with developing computer software for internal use.

The Exchange capitalized costs for computer software development in the amount of $0 for the year ended December 31, 2017. Amortization expense for computer software development was $224,000 for 2017. For the years 2018 through 2021, the remaining estimated total amortization expense will be approximately $627,000.

5. Notes Receivable

In November 2016, in response to SEC Rule 613 requiring national securities exchanges and national securities associations to create, implement and maintain a consolidated audit trail, the participants formed CAT NMS, LLC ("LLC"). CHX is a member of LLC and in 2017 loaned LLC $790,000 in a series of four transactions. The notes receivable are part of a series of unsecured promissory notes executed simultaneously between LLC and each of its members to finance the development of the Consolidated Audit Trail by the plan processor. The notes bear no interest and have no due dates. The repayment of the notes is expected to be made from future fees collected from the various users of the Consolidated Audit Trail system.

6. Other Current Liabilities

Other current liabilities consisted of the following:

December 31,		Amount
Accrued operating expenses	$	1,032,000
Accrued compensation		496,000
Non-qualified pension plan		198,000
Credits to participants and other payables		187,000
Accrued rent		125,000
Total	**$**	**2,038,000**

7. Shareholder's Deficit

Common Stock

In February 2005, CHX, formerly a not-for-profit, non-stock corporation owned by its members, demutualized and became a for-profit stock corporation and a wholly owned subsidiary of CHX Holdings, Inc. CHX authorized 1,000 shares of common stock which were issued to its Parent. 1,000 shares were outstanding at December 31, 2017. During 2017, no dividends were declared or paid on the common stock.

8. Contingencies

From time to time, the Exchange is involved in litigation that is incidental to its business. While the ultimate outcome of any litigation is uncertain, in the opinion of management, based upon consultations with counsel and information available, management is not aware of any ongoing litigation that would have a material adverse effect on the financial position or results of operations of the Exchange.

9. Income Taxes

At December 31, 2017, CHX had $29,000 and $0 of current tax benefit and deferred tax expense, respectively. CHX had net deferred tax assets of $14,399,000 at December 31, 2017, consisting of $11,426,000 of federal and state net operating loss ("NOL") carryforwards, and $2,973,000 of miscellaneous timing items.

CHX believes that it is more-likely-than-not that, as of December 31, 2017, all of the net deferred tax assets will not be recognized and will not provide a financial statement benefit in the future. Based upon consideration of CHX's history of operating losses and the uncertainty of overall profitability in the future, management recorded a valuation allowance of $14,399,000 at December 31, 2017 to reduce the net deferred tax assets to their net realizable value.

At December 31, 2017, CHX has federal and state NOL carryforwards available for reduction of future income tax liabilities. The gross federal NOL carryforwards of $42,380,000 expire at various dates between 2024 and 2033. The post-apportionment Illinois NOL carryforwards of $33,662,000 expire at various dates between 2018 and 2025. The post-apportionment New York NOL carryforwards of $657,000 expire at various dates between 2024 and 2033.

The statute of limitations is normally three years from the extended due date of the return for federal and state tax purposes. However, for taxpayers with NOLs, the statute is effectively open to any year in which a NOL was generated. The statute of limitations for CHX is effectively open for the years of 2004 through 2016 and 2003 through 2016 for federal and state tax purposes, respectively.

Holdings' 2005, 2006 and 2015 consolidated federal tax returns were examined by the Internal Revenue Service ("IRS") with no adjustments to taxable income. CHX's 2004 federal tax return and Holdings' 2007 through 2014, 2016 and 2017 consolidated federal tax returns have not been examined by the IRS.

CHX's 2004 Illinois tax return and Holdings' 2005, 2007, and 2008 consolidated Illinois tax returns were examined by the State of Illinois with no adjustments to taxable income. CHX's 2003 Illinois tax return and Holdings' 2006 and 2009 through 2017 consolidated Illinois tax returns have not been examined by the State of Illinois.

CHX's 2008, 2009, and 2010 tax returns were examined by the State of New York with no adjustments to taxable income. CHX's 2003 through 2007 and 2011 through 2017 New York tax returns have not been examined by the State of New York.

At December 31, 2017, CHX and Holdings had no pending federal or state income tax audits.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 34% to 21% for tax years effective January 1, 2018. The Tax Act also provides for a limitation on the business interest expense deduction, which is equal to 30% of adjusted taxable income for tax years beginning after 2017. Additionally, in December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), which addresses how a company recognizes provisional amounts when a company does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effect of the changes in the Tax Act. The measurement period, as defined in SAB 118, ends when a company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year. During the measurement period, provisional amounts may also be adjusted for the effects, if any, of interpretative guidance issued after December 31, 2017, by U.S. regulatory and standard-setting bodies.

Based on the provisions of the Tax Act, the Exchange re-measured its U.S. deferred tax assets and liabilities and adjusted its deferred tax balances to reflect the lower U.S. corporate income tax rate at December 31, 2017. The Exchange recorded provisional amounts for the re-measurement of the Exchange's U.S. deferred tax assets and liabilities at the lower enacted U.S. corporate tax rate which resulted in a deferred income tax expense of $6,100,000, which was fully offset with a valuation allowance. As the Exchange completes its analysis of the Tax Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, we may make adjustments to the provisional amounts. Those adjustments may materially impact our provision for income taxes in the period in which the adjustments are made.

10. Employee Benefit Plans

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined. The nonqualified defined benefit pension plan, with an aggregate projected benefit obligation of $2,586,000 as of December 31, 2017, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, "*Compensation—Retirement of Benefits.*"

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, and the funded status of the plan and the components of pension cost for the nonqualified defined benefit pension plan is indicated below:

December 31,		2017
Change in projected benefit obligation:		
Benefit obligation, at beginning of year	$	2,612,000
Interest cost		94,000
Net actuarial loss		82,000
Benefits paid		(202,000)
Projected Benefit Obligation, at end of year	**$**	**2,586,000**

Weighted-average assumptions used to determine benefit obligations are as follows:

December 31,	2017
Discount rate	3.50%
Rate of compensation increase	N/A

Change in fair value of plan assets is as follows:

For the year ended December 31,		2017
Change in plan assets		
Fair value of plan assets, at beginning of year	$	-
Employer contribution		202,000
Benefits paid		(202,000)
Fair Value of Plan Assets, at end of year	**$**	**-**

Funded status is as follows:

December 31,		2017
Projected benefit obligation	$	(2,586,000)
Fair value of plan assets		-
Net Amount Recognized	**$**	**(2,586,000)**

Amounts recognized in the Balance Sheet are as follows:

December 31,		2017
Current liabilities	$	(198,000)
Noncurrent liabilities		(2,388,000)
Net Amount Recognized	**$**	**(2,586,000)**

Amounts recognized in accumulated other comprehensive loss in the Statement of Shareholder's Deficit are as follows:

December 31,		2017
Net accrual loss	$	(57,000)
Net Amount Recognized	**$**	**(57,000)**

The accumulated benefit obligation for the nonqualified defined benefit pension plan was $2,586,000 at December 31, 2017.

Components of net periodic benefit cost are as follows:

December 31,		2017
Interest cost	$	94,000
Recognized net actuarial loss		25,000
Net Periodic Benefit Cost	**$**	**119,000**

Estimated future benefit payments, which reflect expected future service at December 31, 2017, are as follows:

Year ending December 31,		Amount
2018	$	201,000
2019	$	197,000
2020	$	194,000
2021	$	189,000
2022	$	184,000
2023-2027	$	834,000

The weighted-average assumption used to determine net periodic benefit costs for the year ended December 31, 2017 is as follows:

Year ended December 31,	2017
Discount rate	3.75%

The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby all employees are eligible participants and have the option to contribute to the plan. The plan also provides for a discretionary employer matching contribution.

The discretionary employer matching contribution, which was approved by the Board of Directors, was equal to $.50 per $1.00 up to the first 6% of eligible contributions, a maximum 3% contribution for eligible participating employees. The Exchange's discretionary employer matching contributions to the savings plan were $226,000 for 2017.

The Exchange has future obligations under a deferred compensation arrangement with one executive, which vests pursuant to the plan, and is unfunded. The agreement effective in 2015 vests each year on December 31, 2016 through December 31, 2022, provided that the employee remains continuously employed through the vesting period. At December 31, 2017, $20,000 of this obligation vested and was paid in January 2018. The deferred compensation obligation totals $20,000 as of December 31, 2017 and is included in accrued compensation.

The Exchange has employment agreements with several of its officers. The agreements provide for salary and health benefit continuation in the event of termination other than for cause, or under certain defined circumstances for a change in control of the Exchange.

The Exchange incurred severance costs related to the termination of certain officers and staff of $41,000 in 2017, which are included in employee compensation and benefits within the Statement of Operations and Comprehensive Income. Of this amount, $29,000 remains unpaid at December 31, 2017. The liability is included in other current liabilities within the Balance Sheet.

11. Note Payable

In March 2009, the Exchange amended its December 2000 amended and restated lease (see Note 13). In consideration of the lessor agreeing to terminate the lease with respect to the surrendered space, the Exchange executed an interest-bearing promissory note in the amount of $6,000,000. The total amount of the note is due on March 1, 2019 and was interest free until March 1, 2011, at which time the annual interest rate became 8%. Interest is payable quarterly in arrears, on the first day of June, September, December, and March for the immediately preceding quarter with the first payment due June 1, 2011. In accordance with ASC 835-30, "*Imputation of Interest*," the note was initially recorded at its fair value of $4,324,000, which is based on management's estimate of an Exchange-specific rate of 10% that would apply to a comparable ten-year loan to the Exchange from an outside lender. Interest expense of 10% was recognized over the life of the note based on the effective interest method which takes into account the note's discount of $1,676,000 and its annual 8% interest rate.

In March 2014, the Exchange amended its December 2000 amended and restated lease and pursuant to the amendment, the Exchange was required to execute an amendment to its $6 million promissory note. The note amendment extended the original due date of March 1, 2019 to June 30, 2025 and reduced the annual interest rate from 8% to 4% effective March 31, 2014. Interest payment dates were unchanged.

Interest expense of 4%, effective March 31, 2014, is recognized over the life of the note. The remaining interest accretion at March 31, 2014 was re-amortized through June 30, 2016, the first $600,000 note principal reduction date. For the year ended December 31, 2017, the Exchange recorded interest expense of $204,000. For the year ended December 31, 2017, the effective interest rate was approximately 5%.

The note amendment also provided for a reduction of the principal balance in the amount of $600,000 on July 1, 2016 and every year thereafter through 2024 and, on June 30, 2025, provided that no default has occurred under the lease or the note. If each annual reduction is made, the outstanding principal balance of the note shall be $0 at the end of the lease.

The $6,000,000 note principal reduction, effective March 31, 2014, is amortized ratably over the amended lease term and is a reduction to rent expense. The Exchange, for the year ended December 31, 2017, recorded note principal reduction and rent credits in the amounts of $533,000.

12. Other Noncurrent Liabilities

The components of other noncurrent liabilities included in the Balance Sheet were as follows:

December 31,		2017
Tenant improvement allowance (Note 13)	$	779,000
Accrued rent		302,000
Rent abatement (Note 13)		270,000
Total	**$**	**1,351,000**

13. Lease Arrangements and Commitments

The Exchange leases facilities and equipment under operating leases expiring at various dates through 2025. Certain leases contain renewal options and escalation clauses.

In December 2000, the Exchange amended and consolidated its space leases under a master leasing arrangement expiring in 2015. The amended lease became effective August 1, 2002. As an incentive for the Exchange to sign the new lease agreement, the lessor provided a tenant improvement allowance of approximately $4,000,000. The Exchange used this allowance to pay for the cost of certain equipment, office furnishings, and leasehold improvements.

In March 2009, the Exchange amended its December 2000 restated lease. The amendment allowed for the Exchange to surrender 87,433 square feet of its then current leased space and to lease an additional 25,426 square feet. The original lease expiration date of June 30, 2015 remained unchanged. As an incentive for the Exchange to sign the lease amendment, the lessor provided a rent abatement of approximately $2,400,000 in 2009, all of which was used by the Exchange to pay for the cost of certain equipment, office furnishings and leasehold improvements.

In March 2014, the Exchange amended its December 2000 amended and restated lease. The amendment allowed for the Exchange to surrender 16,446 square feet of its then current leased space. The original lease expiration date of June 30, 2015 was extended to June 30, 2025. The amendment also provided for immediate rent reduction as of March 31, 2014. As an incentive for the Exchange to sign the lease, the lessor provided a tenant improvement allowance of approximately $1 million to be applied to total construction costs, all of which was used by the Exchange to pay for the cost of leasehold improvements. In addition, the Exchange was required to execute an amendment to its $6 million promissory note (See Note 11).

The tenant improvement allowance and the rent abatement allowance balances at March 31, 2014 were re-amortized on a straight-line basis over the term of the new lease. The tenant improvement allowance at December 31, 2017 was $899,000, and is included in other current and noncurrent liabilities. The rent abatement allowance at December 31, 2017 was $311,000, and is included in other current and noncurrent liabilities. These allowances are being recognized as reductions of rental expenses on a straight-line basis over the term of the new lease.

Minimum lease commitments, exclusive of taxes, maintenance and other related costs applicable to existing operating leases at December 31, 2017, were as follows:

Year ending December 31,	Operating Leases
2018	$ 785,000
2019	780,000
2020	794,000
2021	814,000
2022	834,000
Future years	2,175,000
Total	**$ 6,182,000**

Net rent expense for 2017 was $688,000. Rent expense includes base rent, taxes, maintenance, and other costs related to leased property.

14. Merger Agreement

In February 2016, North America Casin Holdings, Inc. ("NA Casin"), Exchange Acquisition Corporation, a wholly owned subsidiary of NA Casin, and Chongqing Casin Enterprise Group Co., Ltd. entered into a merger agreement dated February 4, 2016 with Holdings to purchase 100% of the outstanding shares of Holdings.

In February 2017, Holdings, NA Casin, Chongqing Casin Enterprise Group Co., Ltd. and Richard G. Pane as the representative of the holders of the shares of Holdings amended its merger agreement dated February 4, 2016. The amendment provided for an extension of the term of the merger agreement from February 28, 2017 to August 31, 2017.

The amendment also provided for a change in the termination fee if the merger is not approved by the Securities and Exchange Commission. A termination fee would be payable to Holdings in the following amount: (i) if such termination occurred on or prior to March 31, 2017, $500,000; (ii) if such termination occurred after March 31 and on or prior to June 30, 2017, $750,000; and (iii) if such termination occurred after June 30, 2017, $1,000,000.

The amendment further provided for NA Casin to reimburse Holdings for all legal fees and expenses invoiced to or paid by Holdings after December 1, 2016, with an overall maximum reimbursement of $300,000.

In August 2017, Holdings, NA Casin, Exchange Acquisition Corporation, a wholly owned subsidiary of NA Casin, Chongqing Casin Enterprise Group Co., Ltd. and Richard G. Pane as the representative of the holders of the shares of Holdings entered into a second amendment to the merger agreement dated February 4, 2016, as amended on February 3, 2017. The amendment provided for an extension of the term of the merger agreement from August 31, 2017 to February 28, 2018.

The second amendment also provided for NA Casin to reimburse Holdings for all legal fees and expenses invoiced to or paid by Holdings after September 1, 2017, with an overall maximum reimbursement of $50,000 per month.

The second amendment further provided for (A) a one-time $500,000 nonrefundable cash payment to Holdings in consideration for the Extension ("Extension Fee" or "Termination Fee Advance"), provided that the Extension Fee will be held for the benefit of Holdings stockholders and will be distributed to the stockholders upon closing or retained by Holdings if the merger is not consummated; (B) a $1,000,000 termination fee, reduced by the amount of the Extension Fee, if the merger is not consummated on or before February 28, 2018 and (C) a monthly nonrefundable cash payment to Holdings of $100,000 per month commencing on September 1, 2017 and for each month thereafter that the Agreement remained in effect until the earlier of the closing or the termination of the Agreement.

15. Subsequent Events

The Exchange has evaluated all subsequent events requiring recognition and disclosure in the financial statements through June 28, 2018, the date the financial statements were available for issuance.

In February 2018, the Securities and Exchange Commission issued a disapproval order rejecting the acquisition of Holdings by NA Casin and, as a result, Holdings and NA Casin mutually agreed to terminate the merger agreement.

On April 4, 2018, Holdings entered into a definitive agreement to be acquired by Intercontinental Exchange, Inc. ("ICE"). ICE will acquire all of the outstanding capital stock of Holdings. The board of directors of Holdings has approved the transaction which is subject to regulatory approvals.

CHX | CHICAGO STOCK EXCHANGE

EXHIBIT J - filed and current as of June 29, 2018

A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

For numbers 1 and 2 above (except committee members) please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

For committee members please see attached.

3. Dates of commencement and termination of term of office or position

4. Type of business in which each is primarily engaged (e.g. floor broker, specialist, odd lot dealer etc.)

For numbers 3 and 4 above please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

Chicago Stock Exchange, Inc.
2018 Committee Roster

Committee Name and Requirements:	Committee Members:	
Executive Committee: Must have at least five members, all of whom must be directors, plus the Chairman of the Board who must be the Chairman of the Executive Committee. A majority of the committee members must be Public Directors.	Charles Rogers (Chair) John Kerin Matthew Lavicka	Kruno Huitzingh Maryann Waryjas Lois Scott
Finance Committee: Must have at least five members, in addition to the Chairman of the Board, all of whom must be Directors.	Mary Lou Giustini (Chair) Chad Bluett John Kerin	Charles Rogers Kruno Huitzingh [Vacancy]
Regulatory Oversight Committee: Must have at least five Public Directors. Up to two Participant Directors may be appointed to serve as non-voting advisors to the Committee. The Chairman of the Board, if he is not also serving as the CEO, must be one of the Public Directors on the committee. The committee and any advisors must be appointed by the Vice Chairman and approved by the Public Directors on the Exchange's Board of Directors. The committee must select its chairman from among the Public Directors on the committee.	Charles Rogers (Chair) Mary Lou Giustini Kruno Huitzingh Maryann Waryjas Lois Scott	
Committee on Exchange Procedure: Must have at least seven members who must be Participants. The chairman must be a member of the Executive Committee.	John Kerin (Chair) Chad Bluett Jon Bloom Scott Freyn	Mike Pelech Ryan Peterson [Vacancy]
Judiciary Committee: *This is an ad hoc committee that is appointed by the CEO to review appeals of disciplinary cases.*		
Compensation Committee:	Kruno Huitzingh (Chair)	

Must consist of the Chairman of the Board, and at least two other Directors. A majority of the committee members must be Public Directors.	Lois Scott Charles Rogers
Audit Committee: Must have at least three members, all of whom must be Directors. The Chairman of the Board must be one of the committee members when he is not also acting as the CEO. A majority of the committee members must be Public Directors. The Chairman of the Committee must be a Public Director.	Lois Scott (Chair) Kruno Huitzingh Mary Lou Giustini Charles Rogers Maryann Waryjas
Participant Advisory Committee: Must have at least five members, all of whom must be Participants.	Chad Bluett (Chair) Jon Bloom Scott Freyn Mike Pelech Ryan Peterson
Nominating and Governance Committee:* Consists of two Public Directors and two STP Participant Directors, one of whom is not a Series A stockholder.	Maryann Waryjas (Chair) Lois Scott Ryan Peterson Matthew Lavicka (Series A)
Listing Committee:	Mary Lou Giustini (Chair) Ryan Peterson Kruno Huitzingh Charles Rogers

*The Nominating and Governance Committee is appointed by the Board of Directors.

CHX Holdings, Inc.
2018 Committee Roster

Committee Name and Requirements:	Committee Members:	
Executive Committee:	Matthew Frymier (Chair) Kruno Huitzingh John Kerin	Matthew Lavicka Charles Rogers Maryann Waryjas Lois A. Scott
Finance Committee:	Mary Lou Giustini (Chair) Anthony Saliba Matthew Frymier Chad Bluett	John Kerin Charles Rogers Kruno Huitzingh
Compensation Committee:	Kruno Huitzingh (Chair) Matthew Frymier Lois Scott	Charles Rogers Anthony Saliba
Audit Committee:	Lois Scott (Chair) Kruno Huitzingh Matthew Frymier Mary Lou Giustini	Charles Rogers Anthony Saliba Maryann Waryjas
Nominating and Governance Committee:* Consists of six directors.	Maryann Waryjas (Chair) Lois Scott Ryan Peterson	Kruno Huitzingh Matthew Lavicka Mary Lou Giustini

*The Nominating and Governance Committee is appointed by the Board of Directors.

CHX | CHICAGO STOCK EXCHANGE

EXHIBIT K – filed and current as of June 29, 2018

This exhibit does not apply as 100% of the Exchange's common stock is owned by CHX Holdings, Inc., a Delaware corporation.

CHX | CHICAGO STOCK EXCHANGE

EXHIBIT M – filed and current as of June 29, 2018

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

2. Date of election to membership or acceptance as a participant, subscriber or other user;

Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

3. Principal business address and telephone number;

Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.);

Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

6. The class of membership, participation or subscription or other access.

Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

CHX CHICAGO STOCK EXCHANGE

EXHIBIT N – filed and current as of June 29, 2018

Provide a schedule of each of the following:

1. The securities listed on the exchange, indicating for each the name of the issuer and a description of the security;

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and

   Currently not applicable; in the event such security is traded, please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

   Currently not applicable; in the event such security is traded, please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

CERTIFICATE OF
THE CHICAGO STOCK EXCHANGE, INC.

REGARDING CERTAIN INFORMATION CONTINUOUSLY AVAILABLE ON AN INTERNET WEBSITE

The Chicago Stock Exchange, Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(3) pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) The information required in Exhibits A, B, M and N and certain information required in Exhibits C and J is available continuously on an Internet web site controlled by the Exchange and located at http://www.chx.com/.

3) The Exchange hereby certifies, to the best of its information and knowledge, the accuracy of the information as of the date of its publication.

4) The information contained on the Internet website which is required in Exhibits A, B, C, J, M and N is as follows:

Exhibit A — A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B — A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C — For CHX Holdings, Inc., parent of the Exchange the following information:

6. Name and address of organization.

7. Form of organization (e.g., association, corporation, partnership, etc.)

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

Exhibit J A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

3. Principal business address and telephone number;

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security.

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 29th day of June, 2018.

THE CHICAGO STOCK EXCHANGE, INC.

By: [signature]
James G. Ongena

Its: Executive Vice President and General Counsel

CERTIFICATE OF
THE CHICAGO STOCK EXCHANGE, INC.

REGARDING CERTAIN UNPUBLISHED INFORMATION

The Chicago Stock Exchange. Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(2), pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) Certain information required in Exhibit J is kept up to date by the Exchange's Legal Department and is available to the Commission and the public upon request.

3) Certain information required in Exhibits M and N is kept up to date by the Exchange's Participant Services and Listing Departments and is available to the Commission and the public upon request.

4) The information required in Exhibits J, M and N for which the Exchange maintains current files is as follows:

Exhibit J — A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit M — Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

2. Date of election to membership or acceptance as a participant, subscriber or other user;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule of each of the following:

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 29th day of June, 2018.

THE CHICAGO STOCK EXCHANGE, INC.

By: ______________________
James G. Ongena

Its: Executive Vice President and General Counsel